UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

William Lyon Homes

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

552074700

(CUSIP Number)

William H. Lyon

4695 MacArthur Court, 8th Floor

Newport Beach, CA, 92660

Tel: (949) 833-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 552074700

1	NAME OF REPORTING PERSON William H. Lyon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,115,265*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,115,265*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,115,265*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%*
14	TYPE OF REPORTING PERSON IN

*	See Item 5 of this Statement on Schedule 13D for additional information.

SCHEDULE 13D

CUSIP No. 552074700

1	NAME OF REPORTING PERSON Lyon Shareholder 2012, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,724,944*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,724,944*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,724,944*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%*
14	TYPE OF REPORTING PERSON OO

*	See Item 5 of this Statement on Schedule 13D for additional information.

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by William H. Lyon and Lyon Shareholder 2012, LLC (“Lyon Investor”, and together with Mr. Lyon, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on June 24, 2013, as amended by Amendment No. 1 filed on December 14, 2017. This Amendment No. 2 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Grant of a Limited Waiver Under Section 203 of the Delaware General Corporation Law

On May 1, 2019, the Board of Directors (the “Board”) of William Lyon Homes (the “Issuer”) approved a limited waiver (the “Limited Waiver”) solely for purposes of Section 203 of the Delaware General Corporation Law (the “DGCL”) to allow Mr. Lyon, the Lyon Investor and The William Harwell Lyon Separate Property Trust (the “Lyon Separate Property Trust”, and together with Mr. Lyon and the Lyon Investor, the “Lyon Family Stockholders”) to enter into certain agreements, arrangements and/or understandings (“Section 203 Agreements”) with potential unaffiliated co-investors in connection with evaluating, supporting, developing, or making a potential proposal (a “Proposal”) for a possible business combination with the Issuer. As a result of any possible Section 203 Agreements, a potential unaffiliated co-investor could be considered a non-approved “interested stockholder” for purposes of Section 203 of the DGCL and otherwise subject to the restrictions on “business combinations” under Section 203 of the DGCL. Therefore, in the interests of preserving the ability of the Issuer to enter into potential business combinations that the Board may determine to be in the best interests of the Issuer and its stockholders, the Board granted the Limited Waiver.

The Limited Waiver covers the approval of the entry by the Lyon Family Stockholders into Section 203 Agreements, which may be requested by the Lyon Family Stockholders from time to time, with persons or entities that are approved in advance by the Board (or any committee thereof that is expressly authorized to approve such actions by the Board) and that enter into a standstill and confidentiality agreement with the Issuer in a form acceptable to the Board (or an authorized committee thereof). In addition, the Limited Waiver does not approve the voluntary acquisition by a potential co-investor of any equity securities of the Issuer; however, any recapitalization or merger transaction effected by the Issuer, the formation of a “group” between the Lyon Family Stockholders and a potential co-investor, or any business combination that results from a Proposal approved by the Board, shall not constitute a voluntary acquisition.

The Limited Waiver shall be automatically withdrawn and revoked on May 1, 2020 (the “Anniversary Date”), provided that if, prior to such Anniversary Date, the Lyon Family Stockholders and a potential co-investor have entered into any written Section 203 Agreements with respect to a Proposal, such agreements shall continue to be deemed to be approved for purposes of Section 203 of the DGCL until the date that is the earliest of (a) the consummation of the business combination contemplated by a definitive agreement with respect to such Proposal, (b) the termination of the applicable Section 203 Agreements in accordance with their terms, or (c) 180 days after the Anniversary Date.

Confidentiality Agreement

In addition, on May 1, 2019, and as a condition to the effectiveness of the Limited Waiver, the Lyon Family Stockholders entered into a Confidentiality Agreement with the Issuer (the “Confidentiality Agreement”) that includes customary provisions governing the treatment of confidential information about the Issuer and a standstill provision pursuant to which the Lyon Family Stockholders agreed that until the earlier of (i) one year from the date of the Confidentiality Agreement (or if prior to one year from the date of the Confidentiality Agreement, the Lyon Family Stockholders have entered into, and provided written notice to the Issuer of, a written agreement, arrangement, and/or understanding with a potential co-investor with respect to a potential transaction with the Issuer, 18 months from the date of the Confidentiality Agreement), or (ii) the execution of a final definitive agreement with respect to a negotiated business combination between the Issuer and the Lyon Family Stockholders and their affiliates, unless specifically invited in writing by the Board, neither the Lyon Family Stockholders nor any of their representatives acting on their behalf or on behalf of other persons acting in concert with them will in any manner, directly or indirectly, effect or seek, offer or propose to effect, or announce any intention to effect or cause or participate in: (a) any voluntary acquisition of (1) any securities (or beneficial ownership thereof) of the Issuer in excess of any such securities beneficially owned by the Lyon Family Stockholders as of the date of the Confidentiality Agreement, other than acquisitions of Class B Common Stock pursuant to the exercise of the Class B Warrant or preemptive rights under the Issuer’s Amended and Restated Certificate of Incorporation or acquisitions pursuant to equity awards granted by the Issuer or the exercise of equity awards held by the Lyon Family Stockholders, or (2) any material assets, indebtedness or businesses of the Issuer; (b) any tender offer or exchange offer, merger or other business combination involving the Issuer or any material assets of the Issuer; (c) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its affiliates; (d) any solicitation of proxies or consents to vote any voting securities of the Issuer or any of its affiliates, except in Mr. Lyon’s capacity solely as an officer or director of the Issuer on behalf of the Issuer; (e) any action, whether alone or in concert with others, to seek or obtain additional representation on the Board or, to seek to advise or influence any person with respect to the voting of any voting securities of the Issuer; or (f) any action which would or would reasonably be expected to force the Lyon Family Stockholders, their representatives, or the Issuer to make a public announcement regarding any of the types of matters set forth in the foregoing.

The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit J hereto and is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include (subject to any applicable restrictions in the Confidentiality Agreement): (i) acquiring beneficial ownership of additional shares of Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including, without limitation, acquiring 100% of the outstanding Class A Common Stock of the Issuer in one or more transactions. The Reporting Persons may have conversations with members of the Issuer’s management team, members of the Board or other investors regarding multiple topics, including, but not limited to, potential strategic alternatives to promote value for the benefit of all shareholders. Mr. Lyon, as an officer and director of the Issuer, is also eligible to receive grants and awards of additional securities of the Issuer pursuant to equity incentive and similar equity compensation plans that may be implemented from time to time by the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 2 to Schedule 13D are incorporated herein by reference.

(a)

The Reporting Persons beneficially own an aggregate of 7,115,265 shares of Class A Common Stock, representing 17.5% of the outstanding shares of Class A Common Stock. Of the shares of Class A Common Stock reported as beneficially owned by the Reporting Persons herein:

(i)

Mr. Lyon beneficially owns 387,388 shares of Class A Common Stock directly, which includes 91,305 shares of unvested restricted stock and 80,000 shares of Class A Common Stock issuable upon the exercise of options;

(ii)	Mr. Lyon beneficially owns 2,933 shares of Class A Common Stock as trustee of the Lyon Separate Property Trust; and

(iii)

the Lyon Investor (A) holds 4,817,394 shares of Class B Common Stock of the Issuer, which shares are convertible at any time on a one-for-one basis into shares of Class A Common Stock, and (B) has the right to acquire up to an additional 1,907,550 shares of Class B Common Stock of the Issuer (which shares are also convertible at any time on a one-for-one basis into shares of Class A Common Stock) pursuant to the terms of the Class B Warrant.

The members of Lyon Investor are the Lyon Separate Property Trust, the Lyon Shareholder 2012 Irrevocable Trust No. 1 established December 24, 2012, and the Lyon Shareholder 2012 Irrevocable Trust No. 2 established December 24, 2012 (collectively, the “Lyon Trusts”). Mr. Lyon is the manager of the Lyon Investor and the trustee of the Lyon Trusts, and in such capacities, has voting and investment power with respect to the securities held by the Lyon Investor and the Lyon Separate Property Trust. Mr. Lyon is the beneficiary of each of the Lyon Trusts.

The aggregate Class A Common Stock share and percentage beneficial ownership figures for the Reporting Persons referenced above assume the exercise in full of the Class B Warrant by the Lyon Investor and the conversion of all shares of Class B Common Stock owned by the Lyon Investor into shares of Class A Common Stock on a one-for-one basis, as well as the exercise in full of the options to purchase 80,000 shares of Class A Common Stock. Such figures further are based upon 33,961,228 shares of Class A Common Stock otherwise outstanding as of March 18, 2019, as reported in the Issuer’s Proxy Statement filed with the SEC on March 29, 2019.

The Lyon Investor, as the holder of Class B Common Stock of the Issuer, is entitled to cast five votes per share of Class B Common Stock in any election of directors and on any other matter on which the Issuer’s stockholders are entitled to vote generally. Each holder of Class A Common Stock is entitled to cast one vote per share of Class A Common Stock in any election of directors and on any other matter on which the Issuer’s stockholders are entitled to vote generally. Except as otherwise required by law or the Issuer’s Certificate of Incorporation, on all matters submitted to a vote of the Issuer’s stockholders generally, the holders of the Class A Common Stock and Class B Common Stock vote together as a single class. Assuming the exercise in full of the Class B Warrant and the options to purchase 80,000 shares of Class A Common Stock, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons as reported herein represent 50.3% of the total voting power of the Issuer’s outstanding common stock. Excluding the shares of Class B Common Stock issuable upon exercise of the Class B Warrant, the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Persons as reported herein represent 42.1% of the total voting power of the Issuer’s outstanding common stock.

(b)

The number of shares of Class A Common Stock beneficially owned by Mr. Lyon as reported herein and as to which he has:

(i)	Sole power to vote or direct the vote: 7,115,265

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 7,115,265

(iv)	Shared power to dispose or direct the disposition: 0

The number of shares of Class A Common Stock beneficially owned by the Lyon Investor as reported herein and as to which the Lyon Investor has:

(i)	Sole power to vote or direct the vote: 6,724,944

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 6,724,944

(iv)	Shared power to dispose or direct the disposition: 0

(c)

On March 1, 2019, the Issuer awarded 14,723 shares of restricted Class A Common Stock to Mr. Lyon that vest in three equal installments on each of March 1, 2020, 2021 and 2022, subject to certain restrictions. The award was made in consideration of Mr. Lyon’s service as an officer and employee of the Issuer. In addition, on March 1, 2019, the Issuer withheld 31,144 shares of Class A Common Stock from Mr. Lyon to cover applicable withholding taxes related to the vesting of restricted stock awards. Further, on March 31, 2019, options to purchase 40,000 shares of Class A Common Stock held by Mr. Lyon vested and became exercisable for an exercise price of $25.82 per share. Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days prior to the date of this filing.

(d)

Of the shares of Class A Common Stock reported as beneficially owned by the Reporting Persons herein:

(i)	Mr. Lyon, as trustee of the Lyon Separate Property Trust, beneficially owns 2,933 shares of Class A Common Stock, and

(ii)

the Lyon Investor (A) holds 4,817,394 shares of Class B Common Stock of the Issuer, which shares are convertible at any time on a one-for-one basis into shares of Class A Common Stock, and (B) has the right to acquire up to an additional 1,907,550 shares of Class B Common Stock of the Issuer (which shares are also convertible at any time on a one-for-one basis into shares of Class A Common Stock) pursuant to the terms of the Class B Warrant.

Each of the Lyon Separate Property Trust and the Lyon Investor has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the securities owned by it. Mr. Lyon is the trustee of the Lyon Separate Property Trust and the manager of the Lyon Investor, and in such capacities, has voting and investment power with respect to the securities held by each of them.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

The Confidentiality Agreement is filed as Exhibit J to this Amendment No. 2 to Schedule 13D and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Exhibit J – Confidentiality Agreement, dated May 1, 2019, by and among William Lyon Homes, William H. Lyon, Lyon Shareholder 2012, LLC and The William Harwell Lyon Separate Property Trust.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that that the information with respect to it set forth in this statement is true, complete and correct.

Dated: May 1, 2019

/s/ William H. Lyon
William H. Lyon

LYON SHAREHOLDER 2012, LLC

By:	/s/ William H. Lyon
William H. Lyon Manager